Bulldog Investors, LLC
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
(201) 881-7111 // pgoldstein@bulldoginvestors.com

							April 29, 2015

Stephanie D. Hui
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street NE
Washington, DC 20549

Clough Global Equity Fund (the "Fund")
Contested Proxy Solicitation

Dear Ms. Hui:

  This is in response to your comments regarding our proxy solicitation for the Fund. We have carefully considered each of your comments and, as appropriate, intend to revise our definitive soliciting material to reflect them.
Specifically:

..	We will clarify that executing any later dated proxy that is delivered to
	the inspector of election will revoke our proxy.

..	Proposal 2 will read the same as the Rule 14a-8 proposal submitted by
	Opportunity Partners L.P.

..	We will provide our share ownership information as of the record date for
	the meeting (which we expect be about May 29, 2015).

..	We will list our sales for each day a sale occurred.

..	We will provide additional information about the existing investment
	advisory agreement.

..	My wife and I jointly own 10,200 shares which we erroneously omitted to
	note in our preliminary filing. That will be corrected in our definitive filing.

Please contact me if you wish to discuss this matter.

							Very truly yours,

							/S/ Phillip Goldstein

							Phillip Goldstein
							Member